Exhibit 99.69

May 6, 2021

To:

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Nunavut Securities Office

Office of the Superintendent of Securities (Northwest Territories)

Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

RE: Mercer Park Brand Acquisition Corp. (the “Corporation”)

We refer to the non-offering prospectus of the Corporation dated May 6, 2021 relating to the qualifying transaction of the Corporation (the "Prospectus").

We, MNP LLP, consent to being named and to the use in the Prospectus, of our report dated March 29, 2021 to the shareholders of the Corporation on the following financial statements:

•	Balance sheets as of December 31, 2020 and 2019;

•	Statements of operations and comprehensive income, shareholders' deficiency and cash flows for the year ended December 31, 2020 and the period from April 16, 2019 (date of incorporation) to December 31, 2019, and the related notes.

We report that we have read the Prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Yours truly,

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants